Darkstar Ventures Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

March 4, 2013

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Dietrich A. King, Legal Branch Chief

Re:   Application for Withdrawal of Registration Statement on Form S-1 File No. 333-185305

Dear Mr. King:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended , DarkStar Ventures, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-185305), filed by the Company on December 6, 2012, as amended on January 18, 2013 and February 19, 2013 (together with all exhibits thereto, the “Registration Statement”), in connection with the registration of 2,000,000 shares of the Company’s common stock.

The Company makes such application on grounds that it has decided that it is in its best interests to terminate the offering at this time.  No securities were sold in connection with the proposed offering.

We hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at 516-887-8200, of David Lubin & Associates, PLLC, our legal counsel in connection with the Registration Statement.

Very truly yours,

DARKSTAR VENTURES, INC.

By:	/s/ Chizkiyahu Lapin
Name: Chizkiyahu Lapin
Title: Chief Executive Officer